May 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Larry Spirgel, Assistant Director

RE:	Portfolio Recovery Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-50058

Ladies and Gentlemen:

With respect to the referenced matter, Portfolio Recovery Associates, Inc. (the “Company” or “we”) hereby submit the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 26, 2012, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). To facilitate your review, we have reproduced the captions and numbered comments from your comment letter in bold text in our responses, which are set forth in the attachment to this letter entitled, “Portfolio Recovery Associates, Inc. Responses.”

In providing these responses, and in response to the Staff’s request, we hereby agree and acknowledge that:

•	the Company will comply with the Commission’s comments in future filings;

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact us. We are available to discuss any of our responses with you at your convenience.

Portfolio Recovery Associates, Inc.

Kevin P. Stevenson

Chief Financial and Administrative Officer

Portfolio Recovery Associates, Inc.

Responses

Item 3. Legal Proceedings, page 29

1.	We note the language “[e]xcluding the above TCPA matter and other matters, the high end of the range of potential litigation losses in excess of our established liability is currently estimated by management to be less than $1,000,000. Describe the “other matters” which are not included in your estimate. In addition, clarify whether your belief that “proceedings currently pending against [you] should not, either individually or in the aggregate, have a material adverse impact on [your] financial condition” pertains to the matters that fall outside your routine legal proceedings.

Response

The “other matters” referred to in our disclosure cited above are putative class action law suits which the Company believes are not material. We will continue to monitor these legal proceedings and, to the extent there are any developments requiring disclosure, we will update the disclosure, as required, in our periodic reports going forward.

Subject to the inherent uncertainties involved in such proceedings, as described on page 29 of the Form 10-K, in management’s opinion, based on information currently available to us, proceedings that are currently pending against the Company, including those that fall outside of the Company’s routine legal proceedings will not, either individually or in the aggregate, have a material adverse effect on the Company’s financial condition. The Company will ensure that such matters are appropriately clarified in its future periodic reports.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 26

Annual Bonus Plan Awards, page 34

2. We note that you reported Annual Bonus Program awards as non-equity incentive plan compensation whereas in previous years you reported these payments as bonuses. Please explain how you determined that these payments are properly characterized as non-equity incentive plan compensation citing all relevant guidance. Specifically address the discretion the compensation committee enjoys in determining eventual payments as well as the fact that the committee did “not apply any specific numerical formula in determining the bonuses awarded” for fiscal 2011.

Response

The Company’s Annual Bonus Plan (the “Plan”) is a performance incentive bonus plan which was adopted and approved by our shareholders in June 2010 as an Internal Revenue Code Section 162(m) eligible plan. Prior to that time, the Company had no shareholder approved bonus plan. The Company has determined that the 2010 and 2011 bonus payments should be characterized as non-equity incentive plan compensation based on a review of the following definitions contained in Section 402(a)(6)(iii) of Regulation S-K, following the implementation of the Plan in 2010:

“The term incentive plan means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure. An equity incentive plan is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, as modified or supplemented (“FASB ASC Topic 718”). A non-equity incentive plan is an incentive plan or portion of an incentive plan that is not an equity incentive plan. The term incentive plan award means an award provided under an incentive plan.”

The Company also reviewed and considered the following Compliance and Disclosure Interpretation, and the SEC’s response:

“Question: Should a discretionary cash bonus that was not based on any performance criteria be reported in the Bonus column (column (d)) of the Summary Compensation Table pursuant to Item 402(c)(2)(iv) or in the Non-equity Incentive Plan Compensation column (column (g)) pursuant to Item 402(c)(2)(vii)?

Answer: The bonus should be reported in the Bonus column (column (d)). In order to be reported in the Non-equity Incentive Plan Compensation column (column (g)) pursuant to Item 402(c)(2)(vii), the bonus would have to be pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). The outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established and the target is communicated to the executives. The length of the performance period is not relevant to this analysis, so that a plan serving as an incentive for a period less than a year would be considered an incentive plan under Item 402(a)(6)(iii). Further, amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column (column (g)). The basis for the use of various targets and negative discretion may be material information to be disclosed in the Compensation Discussion and Analysis. If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column (column (d)). [Jan. 24, 2007]”

The Plan provides that annual bonuses will be paid after our Compensation Committee (the “Committee”) reviews our executives’ actual performance for a performance period and compares that performance against performance goals for that period. The outcome with respect to the performance targets is substantially uncertain at the time the performance targets are established and communicated to the executives. Therefore, we believe the Plan should be considered an incentive plan, as defined above. The bonuses paid pursuant to the Plan for 2010 and 2011 performance should therefore be considered non-equity incentive plan compensation because they were not accounted for under FASB ASC Topic 718. In the years prior to our implementation of the Plan, bonuses were not paid pursuant to a plan nor were they based upon the achievement of performance criteria. The 2009 bonuses were inadvertently reported in the Non-equity Incentive Plan Compensation column.

The Plan gives the Committee authority to exercise negative discretion in reducing the amount of any bonus award. In exercising its discretion in accordance with the Plan, the Committee reviews financial, non-financial and individual performance (without any specific numerical formula) in relation to targets set for that period in assessing an executive’s overall performance and determining the amount (if any) of the payout to each executive, not to exceed the maximum amount permitted under the Plan.